[LOGO WILMER CUTLER PICKERING
  HALE AND DORR LLP]

                                                     David C.Phelan
                                                     60 STATE STREET
                                                     BOSTON, MA 02109
December 2, 2005                                     + 1 617 526 6372
                                                     + 1 617 526 5000 fax
VIA ELECTRONIC SUBMISSION                            david.phelan@wilmerhale.com
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

 Attention:     Robert Lamont, Esq.
                Division of Investment Management

 Re: Withdrawal of Post-Effective Amendment No. 38 (Amendment No. 39 under the Investment Company Act of 1940) to Registration Statement on Form N-1A of Pioneer Variable Contracts Trust (the "Trust")(File Nos. 33-84546 and 811-08786)
          ---------------------------------------------------

Ladies and Gentlemen:

The Trust hereby requests the withdrawal of the above referenced Post-Effective Amendment to its Registration Statement on Form N-1A (Post-Effective Amendment No. 38), which was filed with the Securities and Exchange Commission on October 20, 2005 (Accession number 0000930709-05-000027).

If you have any questions or comments concerning the requested withdrawal of the Post-Effective Amendment, please contact me at (617) 526-6372 (collect) or Elaine S. Kim at (617) 526-6685 (collect), each at Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Trust.

Respectfully submitted,

/s/ David C. Phelan

David C. Phelan

cc: Karen Jacoppo-Wood





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